Brian S Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

August 24, 2017

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief,
Office of Financial Services
Mail Stop 4720

Re:	CNote Group, Inc. Amendment No. 4 to Offering Statement on Form 1-A Submitted August 24, 2017 CIK No. 0001683145

Dear Ms. Anagnosti:

We are submitting this letter on behalf of our client, CNote Group, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 13, 2017 and follow-up oral comments (the “Comments”) in connection with the Company’s Amendment No. 4 to Offering Statement on Form 1-A (the “Offering Statement”), as submitted with the SEC on August 24, 2017.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comments.  The Comments are restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement.

The Company requests that, should the Staff be satisfied with the Company’s responses and the revised Offering Statement being filed concurrently with this response, the Staff entertain the filing of a qualification request of the revised Offering Statement.

7 Times Square, New York, New York  10036   Telephone:  212.790.4500  Fax:  212.790.4545
Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

Financial Statements for the Period from Inception (April 22, 2016 through December 31, 2016

Note 9 – Stockholders’ Equity

Additional Paid-in Capital – Simple Agreements for Future Equity (“SAFEs”)

6.   We note your response to comment 12 and your conclusion that the SAFEs should be classified as permanent equity. Your response also indicates that the SAFEs have no mandatory redemption features (pursuant to ASC 480-10-25-4 and 25-7) and are outside the scope of ASC 480-10-25-14. Given that the SAFEs embody an unconditional obligation where a fixed monetary amount at inception is payable or settleable with a variable number of equity shares (ASC 480-10-25-14), it is not clear to us how you arrived at you scope and ultimate accounting conclusion. Please revise to reclassify your SAFEs from permanent equity to liabilities and revise other footnote and related disclosures accordingly.

The Company acknowledges the comment. The Company has made the changes to its financials and related disclosures and re-filed its 2016 audited financial statements to comply with the Staff’s request. However, the Company disputes the Staff’s determination regarding the classification of the SAFEs as long-term liabilities. The Company believes that SAFEs are equity derivative instruments, akin to options or warrants, which should therefore be classified as equity in its financial statements. Documents supporting the Company’s contrary view are attached hereto as Exhibit A.

Oral Comments

The Company is also in receipt of two oral comments from the Staff and the Company has made the necessary adjustments in the revised Offering Statement.

****************

We thank you for your prompt attention to this letter responding to the previously filed Offering Statement and comment letter response. As noted, the Company requests that the Staff consider the revised Offering Statement for qualification.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:        Catherine Berman, Chief Executive Officer
Yuliya Tarasava, Chief Operating Officer
CNote Group, Inc.

EXHIBIT A

Supporting Documentation

See attached:
•	Analysis of ASC with Respect to SAFEs
•	SAFE Conversion Valuation Analysis
•	Primary Determinants of Monetary Value of SAFE Payoffs at Conversion
•	SAFE with discount
•	SAFE with 4 years clause

 Analysis of ASC Applied to the Company’s SAFEs   .0Introduction and General Overview    Simple Agreements for Future Equity (“SAFEs”) are a new invention (still less than four years old), and they are unlike anything previously contemplated in the accounting rules.  In the SAFE “transaction”, the SAFE investor contributes cash to the Company and receives nothing in return except the uncertain promise of future equity only ifcertain future conditional events occur.  If those conditional events do not  occur, the SAFE investor loses his or her investment and gets nothing in return.    In effect, the SAFE investor says, “Here Mr. / Ms. Founder.  Here is some cash financing for your new startup company.  Use it as you see fit - for salaries and other general operating expenses, or whatever you wish - it’s really up to you.  I’m fine with having no issued shares, for now, and also no Board seat  and even no vote on any matters affecting the Company.  I trust you to issue equity shares to me when the time is right, according to your judgement.”   There is no other classification on the balance sheet that makes any sense at all for SAFEs. SAFE investors face three potential outcomes:   •   Lose their money, because the Company fails;   •   Lose their money, because the Company generates revenues and become self-sustaining, and   managements decides never to do a preferred stock financing (according to one well-known early-stage VC fund manager, this happens for approximately 10% of all SAFE investments!); or   •   Earn between 200% and 500% return on investment upon the conversion of their SAFE   investments into shares of preferred stock (and later potentially earn a lot more when they sell their shares of preferred stock in a merger or IPO.   SAFE investments have risk-reward characteristics of venture equity - not debt.   .1 How SAFEs Work   The hope, of course, is that the Company will grow and will later execute a round of preferred stock financing.  If that happens, the SAFE investments will convert into shares of preferred stock at the Conversion Price.  (If the Company does not do a round of preferred stock financing, the SAFE investors will lose their investment, with nothing to show for it.)    The Conversion Price, when, and if, the SAFEs are converted into shares, will be calculated as the lesser of:  (i) (Discount Rate) x ((Pre-Money Valuation) / (# of Fully Diluted Outstanding Shares)); or (ii) (Valuation Cap) / (# of Fully Diluted Outstanding Shares).  And the number of shares issued will be:   ($ Amount Invested by SAFE Investor) / (Conversion Price).    Thus, if the SAFE investments pay off at all, the SAFE investors receive a variablenumber of shares upon conversion.  The number of shares to be received upon conversion cannot be known or calculated at   the time of the SAFE investment, because two of the key factors in determining the number of shares, the   Pre-Money Valuation and the number of fully diluted shares outstanding just prior to conversion, cannot be known at the time of the SAFE investment, and can be known only at the time of conversion.  Even in the best (and hoped for) case of the Conversion Price being based on Valuation Cap, still the number of fully diluted outstanding shares just prior to conversion cannot be known at the time of the SAFE investment.   .2 The Contractual “Rights” of Safe Investors - Effectively Are No Rights At All   Although the SAFE contracts stipulate various “rights” for SAFE investors in the event of a change of control or dissolution event, in reality, the SAFE investors have no enforceable rights at all.  This reality is due to the fact that the Company’s two cofounders hold 100% of the outstanding Common Stock of the Company, and thereby hold absolute control over all possible scenarios and outcomes of the SAFEs.  And important word to understand in the contractual rights clauses in the SAFE agreements is IF.    “IFthere is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.” But whether or not an Equity Financing ever occurs is entirely under the control of the  two cofounders of the Company, who hold 100% of the outstanding Common Stock of the Company.    “IFthere is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.”   But, whether or not there is a Liquidity Event is entirely under the control of the Company’s two cofounders, who own 100% of the outstanding Common Stock of the Company.    “IFthere is a Dissolution Event before this instrument expires or terminates, either (i) the Investor shall notify the Company that the Investor elects to receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, or (ii) if the Investor fails to notify the   Company of the intent to receive stock, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount payable to Investor pursuant to Section 1(c)(ii) will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. IFimmediately prior to the consummation of the Dissolution Event, the assets of the Company legally availablefor distribution to the Investor and all holders of all other Safes (the “Dissolving Investors”), as determined in good faith by the Company’s board of directors, are insufficientto permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally availablefor distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwisebe entitled to receive pursuant to this Section.” But, in the event of a Dissolution Event, whether or not there any funds available to distribute to the SAFE investors is entirely under the control of the Company’s two cofounders, who own 100% of the outstanding Common Stock.  It is entirely within their control to operate the Company until there is no cash left in the bank account, and in that case, the SAFE investors will lose their entire investments and get nothing in return.  And this is not an esoteric exercise in imaginative thinking.  This is typical of many real SAFE investments!   Because the two cofounders, who hold 100% of the outstanding Common Stock and voting power of the Company, control every IFcontingent outcome, effectively and in reality, the SAFE investors have no   enforceable rights at all.   .0ASC 480 - “Distinguishing Liabilities from Equity”   2.1 Scope Analysis   The stated scope of ASC 480 is very broad.  ASC 480-10-15-3 states, “The guidance in the Distinguishing Liabilities from Equity Topic applies to any freestanding financial instrument, including one that has any of the following attributes:   a. Comprises more than one option or forward contract   b. Has characteristics of both debt and equity and, in some circumstances, also has characteristics of   an asset (for example, a forward contract to purchase the issuer’s equity shares that is to be net cash settled).  Accordingly, this Topic does not address an instrument that has only characteristics of an asset.   Because the scope of ASC 480 is so broad, SAFEs are within the scope of ASC 480.   .2 Accounting Analysis   ASC 480-10-25-14, which prescribes, “A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the   issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:   a. A fixed monetary amount known at inception (for example, a payable settleable with a variable   number of the issuer’s equity shares).”  (emphasis added)   (Sub-parts (b) and (c) obviously are not relevant.)    The fact is the monetary value of the conditional obligation of the Company (the payoff to a SAFE investor) is notbased solely or predominantly on a fixed monetary amount known at inception (the cash  contributed by the SAFE investor).  Instead, the Company’s conditional obligation (the payoff to the investor) is based primarily on the following two factors:   (i)The actual value of the Company at the time the SAFE funds convert into shares of equity, as   negotiated / determined in an arm’s length transaction between the Company and new, external investors (typically, the Series Seed Preferred Stockholders); and   (ii)The “Valuation Cap” that is part of the SAFE agreement, and especially the degree to which the   Valuation Cap is less than the actual value of the Company at the time of conversion.    In other words, the monetary value of the payoff to the SAFE investor is based primarily on the relative difference between the SAFE Valuation Cap and the actual value of the Company at the time the SAFE funds convert into shares of equity.  The Valuation Cap is typically set very low in order to give investors a strong incentive to invest in the Company at a very early stage.  Because the Valuation Cap is typically so low, relative to the actual value of the Company at conversion, SAFE investors in successful companies typically earn returns on their investments ranging from 200% to 500%, upon conversion.  (Of course, later, they have the opportunity to earn much greater returns on their preferred shares, ranging from 500% to 10,000%, when the Company does an “exit” - either an IPO or a merger.)  On the other   hand, because investing in very early-stage startup companies is highly risky, SAFE investors also face a high likelihood of losing their investments and getting nothing in return.  Some SAFEs never convert into shares of preferred stock.    Furthermore, whether or not the Company ever even issues any shares of preferred stock is completely within the control of the Company.  If the Company chooses not to ever issue preferred stock, the SAFEs  will never have an opportunity to be converted into preferred stock; and so, no obligation would ever even arise.   .0ASC 815-40 - “Derivatives and Hedging - Contracts in Entity’s Own Equity”   3.1 Scope Analysis    ASC 815-40-15-2 provides the scope of the Subtopic 815-40: “The guidance in this Subtopic applies to freestanding contracts that are indexed to, and potentially settled in, and entity’s own stock …”    The end of the paragraph, ASC 815-40-15-5 provides, “… The guidance also applies to any freestanding financial instrument that is potentially settled in an entity’s own stock, regardless of whether the instrument has all of the characteristics of a derivative instrument for purposes of determining whether   the instrument is within the scope of this Subtopic.”    ASC 815-40-15-7 stipulates, “An entity shall evaluate whether an equity-linked financial instrument (or embedded feature), as discussed in paragraphs 815-40-15-5 through 15-8 is considered indexed to its own within the meaning of this Subtopic and paragraph 815-10-15-74(a) using the following two-step approach:    a. Evaluate the instrument’s contingent exercise provision, if any; b. Evaluate the instrument’s settlement provisions.   If the evaluation of Step 1 (part (a) of this paragraph) does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis shall proceed to Step 2 (see paragraph 815-40  15-7C).”   SAFEs do not have a contingent exercise provision; investors have already contributed their cash.  So, part (a) is not applicable.   To evaluate SAFE’s settlement provisions (part b of ASC 815-40-15-7), we are directed to paragraph 815-40-15-7C, which says, “An instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:    a. The fair value of a fixed number of the entity’s equity shares; and b. A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.   For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity shall be considered indexed to the entity’s own stock.”    We then to proceed to paragraph 815-40-15-7D, which says, “… If the instrument’s strike price or the number of shares used to calculate the settlement are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on the equity shares.”   We the continue to paragraph 815-40-15-7E, which says, “… The fair value inputs of a fixed-for-fixed   forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:   a. Strike price of the instrument; b. (b-g) are irrelevant; and   h.    The ability to maintain a standard hedge position in the underlying shares.    With SAFEs, the key variables that will affect the settlement amount is the actual pre-money value of the underlying preferred stock, as negotiated in the preferred stock financing round (if and when it happens)  and the Conversion Price, which will depend both on the Pre-Money Valuation and the number of fully diluted outstanding shares.   Thus, SAFEs are within the scope of ASC 815-40.   .2 Accounting Analysis   While ASC 815-40 is, admittedly, complex, the fundamental principles provided are not.  ASC 815-4025-1 says, “The initial balance sheet classification of contracts within the scope of this Subtopic generally   is based on the concept that:    a. Contracts that require net cash settlement are assets or liabilities; and b. Contracts that require settlement in shares are equity instruments.”    Because ASC 815-40 is a complex area of accounting - perhaps the most complex area of accounting - it will be important to keep first principles in mind.  The purpose of SAFE investments (as well as the plan  of the Company) is for them to convert into shares of preferred stock of the Company.  This provides a strong “compass” that points to classification as equity, as stated in ASC 815-40-25-1.   ASC 815-40-25-4 gives the following guidance: “Accordingly, unless the economic substance indicates otherwise:   a. Contracts shall be initially classified as either assets or liabilities in both of the following situations:   1. Contracts that require net cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the entity)   2. Contracts that give the counterparty a choice of net cash settlement or settlement in shares (physical settlement or net share settlement).   b. Contracts shall be initially classified as equity in both of the following situations:   1. Contracts that require physical settlement or net share settlement   2. Contracts that give the entity a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), assuming that all the criteria set forth in paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 have been met.”   .2.1 Additional Requirements for Equity Classification    ASC 815-40-25-10 provides all of the additional requirements for equity classification: “Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of  the entity (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in the preceding two paragraphs and paragraphs 815-40-55-2 through 55-6), all of the following conditions must be met for a contract to be classified as equity:   a. Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.   b. Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.   c. Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.   d. No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).   e. No cash-settled top-off or make-whole provisions. There are no cash settled top-off or makewhole provisions.   f. No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.   g. No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.   Paragraphs 815-40-25-39 through 25-42 explain the application of these criteria to conventional convertible debt and other hybrid instruments.”   Each of these requirements are analyzed, in turn, below.   .2.1.a Settlement Allowed in Unregistered Shares   To qualify for equity classification,“settlement (must be) permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.”    This condition is clearly met.  The Company will issue unregistered shares of preferred stock to the SAFE investors upon conversion.  Registration of the Company’s shares with the SEC is not required, or even  contemplated, as part of the SAFE agreement.   .2.1.b Sufficient Authorized and Unissued (Available) Shares    To qualify for equity classification,“(the) entity (must have) sufficient authorized and unissued shares. The entity (must have) sufficient authorized and unissued shares available to settle the contract after  considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.”    Paragraph 815-40-25-19 provides additional guidance on this matter, “If an entity could be required to obtain shareholder approval to increase the entity’s authorized shares to net share or physically settle a contract, share settlement is not controlled by the entity.”   This is an example of how the current accounting rules (the FASB’s Accounting Standards Classification) do not sufficiently contemplate or address the reality of SAFEs in practice.  Technically, at present, the Company does not have enough authorized shares to issue upon conversion of the SAFEs.  However, it is very easy for the Company to increase the number of authorized shares, at will.  Furthermore, the ability to increase the number of authorized shares of the Company is completely under the control of the Company.  The Company’s two cofounders are the only stockholders of the Company.  One cofounder owns approximately 51.5% of the shares and voting power of the Company, and the other cofounder owns approximately 48.5% of the shares and voting power of the Company.  These two together hold 100% of the outstanding stock and voting power of the Company.  There are no other stockholders. There are no other Board members.  There are no other parties with voting rights.  There are no external lenders holding restrictive covenants.  There are no impediments, whatsoever, to the Company increasing the number of authorized shares by a sufficient amount to issue the required number of shares, upon conversion of the SAFEs.   Thus, by virtue of the total control of the two cofounders, the Company has the ability to authorize and issue a sufficient number of shares to successfully convert the SAFEs into shares of equity.   Thus, the “spirit of the law” of this requirement is met.    Furthermore, it is important to realize that whether or not the Company ever even issues any shares of preferred stock is completely within the control of the Company.  If the Company chooses not to ever issue preferred stock, the SAFEs will never have an opportunity to be converted into preferred stock; and  so, the question of whether or not the Company has a sufficient number of shares of preferred stock to settle the conversion would never even arise.    The minutes from the FASB’s Emerging Issues Task Force’s (“EITF’s”) November 15-16, 2000, meeting, are informative.  These minutes state, in part, “It is not necessary to subtract anticipated  voluntary share issuances from the number of authorized but unissued shares because such issuances are, by definition, within the control of the company.”   As has been stated previously, there is nothing to force the Company to ever have a preferred stock financing round, and therefore, there is nothing to force the Company to ever convert the SAFEs into shares of equity.  The decision of whether or not to have a preferred stock financing, and therefore whether or not to convert the SAFEs into shares of equity, is entirely under the control of the Company’s   two cofounders.  In fact, since one cofounder owns a majority of shares and voting power, this decision is, in fact, unilateral.  Therefore, the future issuance of shares by the Company, if it happens, is voluntary.   .2.1.c Limit to Number of Shares to be Issued    To qualify for equity classification, “(the) contract (must contain) an explicit share limit. The contract (must contain) an explicit limit on the number of shares to be delivered in a share settlement.”   Paragraph 840-15-25-26 expounds further: “For certain contracts, the number of shares that could be   required to be delivered upon net share settlement is essentially indeterminate.  If the number of shares that could be required to be delivered to net share settle the contract is indeterminate, an entity will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net share settlement is not within the control of the entity.”   This is another case in which the accounting standards do not sufficiently comprehend or address the realities of how SAFEs operate in the real world.  Technically, the SAFE contracts do not explicitly limit the number of shares to be issued.  But, of course, the number of shares to be issued is limited.   The Conversion Price, when the SAFEs are converted into shares, will be calculated as the lesser of:  (iii) (Discount Rate) x ((Pre-Money Valuation) / (# of Fully Diluted Outstanding Shares)); or (iv) (Valuation Cap) / (# of Fully Diluted Outstanding Shares).  And the number of shares issued will be:   ($ Amount Invested by SAFE Investor) / (Conversion Price).    The currently unknown factor, in the above calculations, is, of course, the future Pre-Money Valuation of the Company at the time of the SAFE conversion.  The stated conclusion of this part of the ASC is that, because the number of shares to be issued is not explicitly identified as a fixed number now, the actual number of shares to be issued in the future might be more than the Company has authorized and available to issue at that time, and therefore, net share settlement (a requirement for equity classification) is not  within control of the Company.  While this argument may be sound in the case of large, publicly traded companies, which must obtain stockholder approval prior to authorizing or issuing additional shares; it is not valid for a small startup company in which the only two stockholders are the cofounders of the Company, and they exercise 100% control over all decisions of the Company and can authorize and issue shares at will.   The ability to increase the number of authorized shares of the Company is completely under the control of the Company.  The Company’s two cofounders are the only stockholders of the Company.  One cofounder owns approximately 51.5% of the shares and voting power of the Company, and the other cofounder owns approximately 48.5% of the shares and voting power of the Company.  These two together hold 100% of the outstanding stock and voting power of the Company.  There are no other stockholders.  There are no other Board members.  There are no other parties with voting rights.  There   are no external lenders holding restrictive covenants.  There are no impediments, whatsoever, to the Company increasing the number of authorized shares by a sufficient amount to issue the required number of shares, upon conversion of the SAFEs.  Thus, by virtue of the total control of the two cofounders, the Company has the ability to authorize and issue a sufficient number of shares to successfully convert the SAFEs into shares of equity.   Thus, net share settlement is within control of the Company.  Thus, again the “spirit of the law” of this requirement is satisfied.    Furthermore, it is important to realize that whether or not the Company ever even issues any shares of preferred stock is completely within the control of the Company.  If the Company chooses not to ever issue preferred stock, the SAFEs will never have an opportunity to be converted into preferred stock; and  so, the question of whether or not the Company has a sufficient number of shares of preferred stock to settle the conversion would never even arise.    The minutes from the FASB’s Emerging Issues Task Force’s (“EITF’s”) November 15-16, 2000, meeting, are informative.  These minutes state, in part, “It is not necessary to subtract anticipated  voluntary share issuances from the number of authorized but unissued shares because such issuances are, by definition, within the control of the company.”   As has been stated previously, there is nothing to force the Company to ever have a preferred stock financing round, and therefore, there is nothing to force the Company to ever convert the SAFEs into shares of equity.  The decision of whether or not to have a preferred stock financing, and therefore whether or not to convert the SAFEs into shares of equity, is entirely under the control of the Company’s   two cofounders.  In fact, since one cofounder owns a majority of shares and voting power, this decision is, in fact, unilateral.  Therefore, the future issuance of shares by the Company, if it happens, is voluntary.   .2.1.d No Cash Payment Required if Entity Fails to File Timely    To qualify for equity classification,“(there must be) no required cash payment if entity fails to timely file. There (must be) no required cash payments to the counterparty in the event the entity fails to make timely   filings with the Securities and Exchanges Commission (SEC).”   This requirement is clearly met.  There is no cash payment required based on whether or not the Company files its financial statements timely with the SEC.   .2.1.e No “Top Off” or “Make Whole” Provision   To qualify for equity classification, “(there must be) no cash-settled top-off or make-whole provisions.   There (must be) no cash settled top-off or make-whole provisions.”   This requirement is clearly met.  There are no such provisions.  In fact, SAFE investors face the very real risk of completely losing their entire investments.   .2.1.f No Contractual Rights Greater than Rights of Holders of Underlying Stock   To qualify for equity classification, “no counterparty rights (may) rank higher than shareholder rights.   There (must be) no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.”   This requirement is clearly met.  The “stock underlying the contract” is preferred stock, which has not yet been issued, but it can be concluded with certainty that the rights of the SAFE holders are lesser than the rights of any preferred stockholders.  Moreover, the rights of SAFE holders are even less than the rights of common stockholders.  Effectively, the SAFE holders have no rights at all.  They cannot vote.  They have no representation on the Board of Directors.  The disposition of their investment is completely under the absolute control of the two cofounders (and only stockholders) of the Company.   .2.1.g No Collateral is Required   To qualify for equity classification, “(there must be) no collateral required. There (must be) no requirement in the contract to post collateral at any point or for any reason.”   This requirement is clearly met.  There is no requirement or the Company to post collateral to protect the position of the SAFE holders.  In fact, the SAFE holders have no position to be protected.  They truly are at risk of losing all of their cash investment.   .0 ASC 815-15 - “Derivatives and Hedging - Embedded Derivatives” 4.1 Scope Analysis   ASC 815-15-15-2 says, “The guidance in this Subtopic applies only to contracts that do not meet the   definition of a derivative instrument in their entirety.”   This description is accurate for SAFEs, so, SAFEs are within the scope of this guidance.   .2 Accounting Analysis   ASC 815-40-25-39 guides that, “For purposes of evaluating under paragraph 815-15-25-1 whether an embedded derivative indexed to an entity’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).”   SAFEs are not convertible debt, but they do have some characteristics that are similar to convertible debt, so, it is enlightening and helpful to consider ASC 815-10-25-17.   ASC 815-10-25-17 guides that, “… the terms of convertible preferred stock (other than the conversion option) shall be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument.  A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.”    ASC 815-10-25-17 specifically references convertible preferred stock.  Again, SAFEs are not convertible preferred stock, but they have some characteristics that are similar to convertible preferred stock.  So, it is informative and helpful to consider the principles of ASC 815-10-25-17.   Remarkably, in an otherwise very rules oriented area of accounting (determining whether derivatives should be accounted for as debt or equity), the ASC, in this case, prescribes judgment!  It directs us to “analyze” whether an instrument is “more akin to an equity instrument” or “more akin to a debt instrument”.  This sort of language in the ASC is refreshing.  Our underlying argument, all along, has been that an accurate analysis of SAFEs clearly indicates that they are much more akin to equity than to debt.  The risk-reward characteristics of SAFEs are those of venture equity, not debt.  (See the instruction and conclusion of this paper, and also see previous papers and analysis submitted.)   .0 Conclusion    SAFE investors invest cash with the Company, in return for a very uncertain promise that their cash investment may convert to preferred stock in the future only ifthe Company is successful enough to attract preferred stock investors andthe two stockholders of the Company decide to execute a preferred stock round of financing.  There is a very real possibility the SAFEs will never convert into shares of preferred stock and the SAFE holders will never get anything in return for their investment.  But the hope, and the plan, is that the Company will grow and will execute a preferred stock financing; and in that case, the SAFE investors have the possibility of earning from 200% to 400% return on investment when their SAFE investment dollars convert into shares of preferred of stock; and additionally, they have the potential of earning returns much greater than that, if the Company later does an IPO, or gets acquired,  and the investors can sell their shares of preferred stock at a greatly increased price.   SAFE holders have no guaranteed payback. Therefore, their investment cannot be appropriately classified as debt.  Debt classification would be against the most fundamental principles of accounting and financial reporting.  We must not abandon first principles and allow for SAFEs to be classified as   debt, simply because the accounting rules have not caught up to the reality of SAFEs in practice.   The risk-reward profile of SAFE investments is that of venture equity in an early-stage startup company, and certainly not that of debt (which includes a promise of a specified payoff with a specified timeframe). The goal, of course, of the SAFE investors, and the expressed plan of the Company, is that SAFE investments will convert into preferred stock when (and if) the Company executes a preferred stock financing.  But the SAFE holders face two very real risks that could foil their plans:  (i) The Company could fail and never execute a preferred stock financing; and (ii) The Company could become profitable and self-sustaining and choose never to execute a   preferred stock financing.   Under both of the above scenarios, the SAFE investors would be at risk of completely losing their investments, with the Company having no obligation to repay the SAFE investors their contributed cash. (One SAFE investor in the Company can get his cash back, if, after four years, the Company has not executed a preferred stock financing.  But even that investor is still subject to the first risk listed above, that the Company may fail, and if that happens within four years, that SAFE investor too would lose his investment with nothing to show for it.   Thus, SAFEs should be classified as equity and not debt.   The legal substance of Simple Agreements for Future Equity (SAFEs) is that the investor contributes cash to the Company in exchange for the uncertain promise of future equity.  The SAFE investor gets absolutely nothing now in exchange for his or her contributed capital.  Thus, SAFEs should be classified as additional paid-in capital within equity.  There really is no other appropriate classification on the balance sheet for SAFEs, other than additional paid-in capital.

 Small VC Fund 1   Investment $ ,000           Valuation Cap $ ,000,000           Price Discount  %                   Resulting         Assumed Fully  Resulting # Resulting Value of Resulting       Assumed Diluted # of Resulting of Shares Value per Investor's Return on   Weighted    Company Shares Conversio Investor Share at Investment Investment  Numeric Average    Valuation X at Outstanding at n Price Per Receives at Conversio at at Likelihood of Probability Expected    Conversion Conversion Share       Conversion  n Conversion Conversion Occurrence Assigned Return      Scenario 1 $ - ,000,000 N/A  - $ - $ - -100% High Likelihood .5%     Scenario 2 $ ,000,000 ,000,000 $ .25 ,000 $ .25 $ ,000 % Very Unlikely .0%     Scenario 3  $ 20,000,000 ,000,000 $ .33 ,000 $ .67 $ ,000 % High Likelihood .5% % Individual Investor 1                  Investment $ ,000                Valuation Cap $ ,000,000                Price Discount  %                            Resulting            Assumed Fully  Resulting #   Resulting Value of  Resulting         Assumed Diluted # of Resulting of Shares   Value per Investor's  Return on   Weighted      Company Shares Conversio Investor   Share at Investment  Investment  Numeric Average      Valuation X at Outstanding at n Price Per Receives at   Conversio at  at Likelihood of Probability Expected      Conversion Conversion  Share       Conversion   n Conversion  Conversion Occurrence Assigned Return   Scenario 1 $ - ,000,000  N/A - $ - $ - -100% High Likelihood .5%  Scenario 2 $ ,000,000 ,000,000 $ .25 ,000 $ .25 $ ,000 % Very Unlikely .0%  Scenario 3  $ 20,000,000 ,000,000 $ .33 ,000 $ .67 $ ,000 % High Likelihood .5% %   Individual Investor 2                  Investment $ ,000                Valuation Cap $ ,000,000                Price Discount  %                            Resulting            Assumed Fully  Resulting #   Resulting Value of  Resulting         Assumed Diluted # of Resulting of Shares   Value per Investor's  Return on   Weighted      Company Shares Conversio Investor   Share at Investment  Investment  Numeric Average      Valuation X at Outstanding at n Price Per Receives at   Conversio at  at Likelihood of Probability Expected      Conversion Conversion  Share       Conversion   n Conversion  Conversion Occurrence Assigned Return    Scenario 1 $ - ,000,000 N/A  - $ - $ - -100% High Likelihood .5%     Scenario 2 $ ,000,000 ,000,000 $ .20 ,000 $ .25 $ ,500 % Very Unlikely .0%     Scenario 3  $ 20,000,000 ,000,000 $ .50 ,000 $ .67 $ ,333 % High Likelihood .5% % Individual Investor 3                  Investment $ ,000                Valuation Cap $ ,000,000                Price Discount  %                            Resulting            Assumed Fully  Resulting #   Resulting Value of  Resulting         Assumed Diluted # of Resulting of Shares   Value per Investor's  Return on   Weighted      Company Shares Conversio Investor   Share at Investment  Investment  Numeric Average      Valuation X at Outstanding at n Price Per Receives at   Conversio at  at Likelihood of Probability Expected      Conversion Conversion  Share       Conversion   n Conversion  Conversion Occurrence Assigned Return    Scenario 1 $ - ,000,000 N/A  - $ - $ - -100% High Likelihood .5%     Scenario 2 $ ,000,000 ,000,000 $ .20 ,000 $ .25 $ ,250 % Very Unlikely .0%     Scenario 3  $ 20,000,000 ,000,000 $ .50 ,000 $ .67 $ ,333 % High Likelihood .5% % Individual Investor 4                  Investment $ ,000                Valuation Cap $ ,000,000                Price Discount  %                            Resulting            Assumed Fully  Resulting #   Resulting Value of  Resulting         Assumed Diluted # of Resulting of Shares   Value per Investor's  Return on   Weighted      Company Shares Conversio Investor   Share at Investment  Investment  Numeric Average      Valuation X at Outstanding at n Price Per Receives at   Conversio at  at Likelihood of Probability Expected      Conversion Conversion  Share       Conversion   n Conversion  Conversion Occurrence Assigned Return      Scenario 1 $ - ,000,000 N/A  - $ - $ - -100% High Likelihood .5%     Scenario 2 $ ,000,000 ,000,000 $ .20 ,000 $ .25 $ ,250 % Very Unlikely .0%     Scenario 3  $ 20,000,000 ,000,000 $ .50 ,000 $ .67 $ ,333 % High Likelihood .5% % Small VC Fund 2                  Investment $ ,000                Valuation Cap $ ,000,000                Price Discount  %                            Resulting            Assumed Fully  Resulting #   Resulting Value of  Resulting         Assumed Diluted # of Resulting of Shares   Value per Investor's  Return on   Weighted      Company Shares Conversio Investor   Share at Investment  Investment  Numeric Average      Valuation X at Outstanding at n Price Per Receives at   Conversio at  at Likelihood of Probability Expected      Conversion Conversion  Share       Conversion   n Conversion  Conversion Occurrence Assigned Return   Scenario 1 $ - ,000,000  N/A - $ - $ - -100% High Likelihood .5%  Scenario 2 $ ,000,000 ,000,000 $ .25 ,000 $ .25 $ ,000 % Very Unlikely .0%  Scenario 3  $ 20,000,000 ,000,000 $ .50 ,000 $ .67 $ ,333 % High Likelihood .5% %   Individual Investor 5                  Investment $ ,000                Valuation Cap $ ,000,000                Price Discount  %                             Resulting           Assumed Fully   Resulting #  Resulting  Value of Resulting        Assumed  Diluted # of  Resulting of Shares  Value per  Investor's Return on   Weighted     Company  Shares  Conversio Investor  Share at  Investment Investment  Numeric Average     Valuation X at  Outstanding at  n Price Per Receives at  Conversio  at at Likelihood of Probability Expected     Conversion  Conversion  Share       Conversion   n  Conversion Conversion Occurrence Assigned Return    Scenario 1 $ - ,000,000  N/A - $ - $ - -100% High Likelihood .5%     Scenario 2 $ ,000,000 ,000,000 $ .20 ,000 $ .25 $ ,250 % Very Unlikely .0%     Scenario 3 $ 20,000,000  ,000,000 $ .50 ,000 $ .67 $ ,333 % High Likelihood .5% % Individual Investor 6                  Investment $ ,000                Valuation Cap $ ,000,000                Price Discount  %                             Resulting           Assumed Fully   Resulting #  Resulting  Value of Resulting        Assumed  Diluted # of  Resulting of Shares  Value per  Investor's Return on   Weighted     Company  Shares  Conversio Investor  Share at  Investment Investment  Numeric Average     Valuation X at  Outstanding at  n Price Per Receives at  Conversio  at at Likelihood of Probability Expected     Conversion  Conversion  Share       Conversion   n  Conversion Conversion Occurrence Assigned Return    Scenario 1 N/A  N/A  N/A - $ - $ - -100% High Likelihood .5%     Scenario 2 $ ,000,000 ,000,000 $ .25 ,000 $ .25 $ ,000 % Very Unlikely .0%     Scenario 3 $ 20,000,000  ,000,000 $ .33 ,000 $ .67 $ ,000 % High Likelihood .5%     Scenario 4 N/A  N/A  N/A -  N/A $ ,000 % Unlikely .0% %   Total $ ,000 Total Weighted Average Expected Return for all SAFEs %

The SEC Staff has asserted that the Company’s SAFE financing should be accounted for as debt, not equity. The basis of the Staff’s incorrect assertion is a misunderstanding of the dynamics of SAFE payoffs and a resulting misapplication of ASC 480-10-25-14, which prescribes, “A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of  the obligation is based solely or predominantly on any one of the following:   a. A fixed monetary amount known at inception (for example, a payable settleable with a variable   number of the issuer’s equity shares).”  (emphasis added)   (Sub-parts (b) and (c) obviously are not relevant.)   The fact is the monetary value of the conditional obligation of the Company (the payoff to a SAFE investor) is not based solely or predominantly on a fixed monetary amount known at inception (the cash contributed by the SAFE investor).  Instead, the Company’s conditional obligation (the payoff to the investor) is based primarily on the following two factors:   (i)The actual value of the Company at the time the SAFE funds convert into shares of equity, as   negotiated / determined in an arm’s length transaction between the Company and new, external investors (typically, the Series Seed Preferred Stockholders); and    (ii)The “Valuation Cap” that is part of the SAFE agreement, and especially the degree to which the Valuation Cap is less than the actual value of the Company at the time of conversion. In other words, the monetary value of the payoff to the SAFE investor is based primarily on the relative difference between the SAFE Valuation Cap and the actual value of the Company at the time the SAFE funds convert into shares of equity.  The Valuation Cap is typically set very low in order to give investors a strong incentive to invest in the Company at a very early stage.  Because the Valuation Cap is typically so low, relative to the actual value of the Company at conversion, SAFE investors in successful companies typically earn returns on their investments ranging from 200% to 500%, upon conversion.  (Of course, later, they have the opportunity to earn much greater returns on their preferred shares, ranging from 500% to 10,000%, when the Company does an “exit” - either an IPO or a merger.)  On the other hand, because investing in very early-stage startup companies is highly risky, SAFE investors also face a high likelihood of  losing their investments and getting nothing in return.  Some SAFEs never convert into shares of preferred stock.    Realistic projected payoff scenarios for the Company’s actual SAFE investors are shown in the related attached file, “2017 7 11 - SAFE Conversion Valuation Analysis”.  The file shows the actual SAFE investments of the Company at December 31, 2016.  (Only the names of the investors have been kept confidential.)  The projected payoff scenarios are very realistic, based on typical outcomes of SAFE investments in early-stage startup companies in the Silicon Valley / San Francisco Bay area.  This analysis shows that the payoff to SAFE holders is binary: it’s either negative 100% (they lose all their investment with nothing to show for it), as shown in Scenario 1, or a positive return between 200% and 400%, as shown in Scenario 2.  The primary determinants of the SAFE payoffs are: (i) the success or failure of the Company; and (ii) the relative difference between the SAFE Valuation Cap and the actual value of the Company at conversion.  Note that Scenario 2, which is the possibility that the SAFE investor receives shares of equity roughly equal to his or her initial investment is extremely rare; the probability of Scenario 2 occurring is very  nearly zero.  The reason for this is that if the actual value of the Company were to be less than or equal to the Valuation Cap (which is very low), the Company almost certainly would not get additional funding and would therefore go out of business.  Thus, Scenario 2 would just become Scenario 1 (the SAFE investors would lose their investment).   The accounting for SAFEs is not within the scope of ASC 480-10-25-14.  Instead, ASC 815-40-25-1 is more relevant to SAFEs, because SAFEs are contractual derivatives of the Company’s equity.  SAFEs should be accounted for as equity, specifically, additional paid-in capital.

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Company Name

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by                               (the “Investor”) of $ ________ (the “Purchase Amount”) on or about                     (the “Investment Date”),              , a Delaware corporation (the “Company”), hereby issues to the Investor the right to certain shares of the Company’s capital stock, subject to the terms set forth below.

The “Valuation Cap” is $6,000,000.

The “Discount Rate” is 80%.

See Section 2 for certain additional defined terms.

1.      Events

(a)    Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(b)    Liquidity Event.  If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the “Cash-Out Investors”) in full, then all of the Company’s available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.  In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c)    Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the “Dissolving Investors”), as determined in good faith by the Company’s board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d)    Termination.  This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2.       Definitions

“Capital Stock” means the capital stock of the Company, including, without limitation, the “Common Stock” and the “Preferred Stock.”

“Change of Control” means (i) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company’s board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“Company Capitalization” means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

“Conversion Price” means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

“Discount Price” means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

“Distribution” means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider’s employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

“Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

“Equity Financing” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

 “Initial Public Offering” means the closing of the Company’s first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

“Liquidity Capitalization” means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

“Liquidity Event” means a Change of Control or an Initial Public Offering.

“Liquidity Price” means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

 “Safe” means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company’s business operations.

“Safe Preferred Stock” means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

“Safe Price” means the price per share equal to the Valuation Cap divided by the Company Capitalization.

“Standard Preferred Stock” means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

 3.     Company Representations

(a)          The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)          The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)          The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)          No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company’s corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)          To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.      Investor Representations

(a)          The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

(b)          The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor’s financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.      Miscellaneous

(a)          Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b)          Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address listed on the signature page, as subsequently modified by written notice.

(c)          The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d)          Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company’s consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company’s domicile.

(e)          In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)          All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

By:

Name:

Address:

Email:

INVESTOR:

By:

Name:

Title:

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THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Company Name

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by            (the “Investor”) of              (the “Purchase Amount”) on or about               (the “Investment Date”),              , a Delaware corporation (the “Company”), hereby issues to the Investor the right to certain shares of the Company’s capital stock, subject to the terms set forth below.

The “Valuation Cap” is $4,000,000.  See Section 2 for certain additional defined terms.

1.     Events

(a)    Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a):

(i)     The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b)    Liquidity Event.  If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the “Cash-Out Investors”) in full, then all of the Company’s available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.  In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

Company
SAFE

(c)     Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, either (i) the Investor shall notify the Company that the Investor elects to receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, or (ii) if the Investor fails to notify the Company of the intent to receive stock, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount payable to Investor pursuant to Section 1(c)(ii) will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the “Dissolving Investors”), as determined in good faith by the Company’s board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d)    Optional Conversion After Four Years.  If, within four (4) years following the Investment Date, the Company has not experienced an Equity Financing, Liquidity Event, or Dissolution Event, the Investor shall thereafter have the right, but not the obligation, to elect to receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Safe Price. The Investor must notify Company of Investor’s intent to exercise the foregoing conversion right in accordance with Section 5(b).

(e)     Termination.  This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a), Section 1(b)(ii), or Section 1(d); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2.      Definitions

“Capital Stock” means the capital stock of the Company, including, without limitation, the “Common Stock” and the “Preferred Stock.”

“Change of Control” means (i) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company’s board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“Company Capitalization” means the sum, as of immediately prior to the Equity Financing or conversion pursuant to Section 1(d), of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

Company
SAFE

“Distribution” means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider’s employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

“Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

“Equity Financing” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

“Initial Public Offering” means the closing of the Company’s first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

“Liquidity Capitalization” means the number, as of immediately prior to the Liquidity Event or Dissolution Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

“Liquidity Event” means a Change of Control or an Initial Public Offering.

“Liquidity Price” means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

“Pro Rata Rights Agreement” means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a right to purchase its pro rata share of private placements of securities by the Company occurring after the Equity Financing, subject to customary exceptions.  Pro rata for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

“Safe” means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company’s business operations.

“Safe Preferred Stock” means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

“Safe Price” means the price per share equal to the Valuation Cap divided by the Company Capitalization.

“Standard Preferred Stock” means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

Company
SAFE

3.      Company Representations

(a)     The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company’s corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)     To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.      Investor Representations

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

(b)     The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor’s financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

Company
SAFE

5.     Miscellaneous

(a)     Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address listed on the signature page, as subsequently modified by written notice.

(c)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company’s consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company’s domicile.

(e)     In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)     All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(Signature page follows)

Company
SAFE

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

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INVESTOR:

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Company
SAFE
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